April 7, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. Paul W. Mobley
Chief Financial Officer
One Virginia Avenue, Suite 800
Indianapolis, Indiana 46204

Re:	Noble Romans, Inc.
	Form 10-K for the year ended December 31, 2004
	Commission file #: 000-11104

Dear Mr. Mobley:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *


Form 10-K for the year ended December 31, 2004


MD&A, 2004 Compared with 2003, page 12

1. We note from your disclosure that product allowances are a component of total revenue. Please supplementally tell us the nature and terms of those allowances and explain to us your basis for your accounting for the product allowances as revenues.


MD&A Contractual Obligations

2. In future filings, please include a tabular disclosure of contractual obligations as required by Item 303(a)(5) of Regulation
S-K.

MD&A Critical Accounting Estimates

3. In future filings, please disclose your critical accounting estimates as part of your MD&A section. This disclosure should include a discussion of accounting estimates or assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operation performance. Please supplementally provide us with a draft of the disclosure that you will include in future filings. See SEC Release No. 33-8040 (FR-60) and FRR Topic 501.14

Financial Statements

Consolidated Balance Sheets, page 17

4. We note that although you have indicated that the accounts and notes receivable balance are net of an allowance, you have not disclosed the amount of the allowance in the notes to the financial statements. Please supplementally tell us, and include in future filings, the amount of the allowance, a description of the accounting policy used to establish the allowance, your policy for determining past due or delinquency status, and your policy for writing off bad debts. See paragraph 13a-c of SOP 01-6.

5. We note that you have an allowance for your accounts and notes receivable. To the extent the amount of the allowance or the activity is material, please include the allowance information required on Schedule II in future filings. Please include a draft of the information you will include on Schedule II in your response.

6. We note that you have subordinated debentures on your balance sheet. Please supplementally tell us, and disclose in future filings, the terms, interest rate and maturity dates of this debt.

7. We note that you have a long-term notes receivable and a significant amount of cash on the balance sheet. Please supplementally tell us if you receive interest income, and if so, please tell us where on the statement of operations it is recorded.
If interest income is included in the line item "interest and other expense," please supplementally and in future filings, state each amount included in that line item separately on the statement of operations to the extent the amounts are material. See Rule 5-03(b)(7) and (8) of Regulation S-X.



Statements of Operations, page 18

8. We note that your earnings per share presentation includes the line item "net income before extraordinary item." Because the discontinued operations is not considered an extraordinary item, and it does not appear that your statements of operations include any extraordinary items, please revise your disclosure in future filings to indicate the breakout of earnings per share as net income from continuing operations and net income (loss) from discontinued operations, and net income. See paragraph 36 and 37 of SFAS No. 128.
Additionally, revise future filings to indicate the disclosures required by paragraph 40 of SFAS No. 128.

Statements of Cash Flows, page 20

9. We note that the line item cash at end of year as presented on the statement of cash flows consists of both unrestricted and restricted cash amounts which are separately presented on the balance sheet. Please note that restricted cash should not be included in the cash total in the Statement of Cash Flows. Please revise in future filings.

10. Revise your consolidated statement of cash flows in future filings to include supplemental disclosure of your non-cash investing and financing activities as required by paragraph 32 of SFAS
No.95.

Statements of Stockholders` Equity, page 19

11. Please tell us and explain in the notes to your financial statements why no value was assigned to the 115,000 common shares issued during the year ended December 31, 2002 in exchange for certain obligations related to discontinued obligations or the 111,666 common shares issued during the year ended December 31, 2003 upon exercise of warrants. Your response should explain in detail the terms of the transactions in which the shares were issued and should explain why no value was assigned to the shares issued in your financial statements. We may have further comment upon receipt of your response.

Notes to the Financial Statements

- General

12. We note that you have not included a note or a discussion in MD&A of the potential effects of recently issued accounting pronouncements. In future filings, please evaluate each new accounting standard to determine the effect it will have on your operations and financial position and include such disclosure in your notes to the financial statements and MD&A. See SAB Topic 11M.



Note 2. Notes Payable

13. We note the disclosure indicating that the Company`s participating income notes were converted into common stock at a rate of $1.00 per share in accordance with their terms on December 31, 2004. Please tell us in further detail how the conversion price associated with these notes was determined and indicate whether the original terms of the notes provided for a beneficial conversion feature at the time the notes were issued. If so, please explain how you accounted for this beneficial conversion feature in your financial statements. Refer to the guidance outlined in EITF 98-5.

Note 5.  Common Stock, page 23

14. We note that in 2004 you have outstanding stock options issued under an incentive stock option plan. Please revise future filings to include all disclosure requirements in SFAS No. 148 and paragraphs
47 and 48 of SFAS No. 123.

15. We note from the statement of stockholders` equity that during 2003 there was an exercise of warrants. Please supplementally tell us if there are any warrants outstanding as of December 31, 2004 and if so please tell us and disclose in future filings, (a) the title and aggregate amount of securities called for by warrants or rights outstanding; (b) the period during which warrants or rights are exercisable; and (c) the exercise price. Refer to the requirements of Rule 4-08(i) of Regulation S-X.

Note 6.  Loss from Discontinued Operations, page 24

16. We note from your disclosure that in 1999 you made a strategic decision and closed or franchised all formerly owned full-service restaurants. It appears that you have reported a loss from discontinued operations for at least the past three years (2002 -
2004) that is related to these 1999 closings.  In your disclosure in
your 2002 Form 10-K you state that you incurred an additional charge
in 2002 to reserve for future costs for discontinued operations
and
that you believed the reserve was adequate to cover all future costs
associated with the discontinued operations.  Please
supplementally
explain to us in detail the nature of the costs or losses included in
discontinued operations and explain why you continue to incur losses
on restaurant operations that were discontinued several years ago. Please tell us what your basis is for classifying these continued costs or losses as discontinued operations during 2002, 2003 and 2004 considering the guidance issued in SFAS 144.

17. We note that in 2003 and 2004 the loss on discontinued
operations
was offset by a previously unrecorded deferred tax asset of
$794,576
and $527, 095, respectively. Please supplementally tell us your basis for recording the tax asset during each time period. Considering that the loss relates to operations discontinued in 1999, please explain in your response why the asset was not previously recorded.


Note 8.  Certain Relationships and Related Transactions

18. We note that you have disclosed the amount of interest paid to Provident Bank in 2002 and 2003. Please supplementally tell us,
and
include in this note in future filings, the nature of your
relationship with Provident Bank during that time.  See paragraph
2
of SFAS 57.

Independent Auditors Report, page 26

19. We note that your independent auditors report is not in compliance with PCAOB Auditing Standard No. 1 which requires that the independent auditor to state in their report that they conducted their audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States) rather than auditing standards generally accepted in the United States, which was the previously used language. Please confirm to us that your independent auditor has complied with the standards of the Public Company Accounting Oversight Board (PCAOB). Additionally, please ensure that in future filings the independent auditors report reflects the appropriate language as outlined in PCAOB Auditing Standard No. 1.

Other

20. In future filings, please revise the notes to your financial statements to include all of the disclosures outlined in paragraphs
20 through 23 of SFAS No. 45, as applicable. If you do not believe additional disclosures are required, please explain your basis for this conclusion.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-824-5663 or me at 202-942-1936 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Noble Romans, Inc.
April 7, 2005
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